Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 7, 2017

SSGA Launches Hedged Gold ETF to Combat Strong Dollar
Posted on https://www.thestreet.com/story/13971125/1/ssga-launches-hedged-gold-etf-to-combat-strong-dollar.html

Monday, 30 Jan 2017 | 11:50 AM ET

GREGG GREENBERG: George Milling-Stanley, State Street is out with a brand new gold ETF. It's the GLDW. It's a hedged gold ETF. Tell me all about it.

GEORGE MILLING-STANLEY: When people buy GLD, they're effectively going short the dollar. They're using dollars to buy GLD. But everyone is really expecting a stronger dollar during 2017 and possibly even further out than that, so it seemed to us to be a good idea to bring a product that takes the dollar out of the equation. When you buy GLDW, effectively what you're doing is you're buying gold in a basket of foreign currencies. So you're taking the dollar out of that equation.

GREGG GREENBERG: So gold is normally a hedge against a weaker dollar. So are you hedging your hedge with this new product?

GEORGE MILLING-STANLEY: I'm not sure I'd put it quite that way. What I would say is that if you buy both GLD and GLDW, then you're taking the dollar out of the equation altogether, and what you're getting is you can focus on the main reasons why people buy gold: one, it doesn't correlate with anything else in your portfolio so it gives you diversification; two, it's not the least volatile asset out there but it's not the most either; it belongs at the lower end of the volatility spectrum; and three, it's got thousands of years as a track record of giving you protection against the unexpected, against tail-risk events. Those, I think, are the things you can focus on if you remove currencies.

GREGG GREENBERG: Well let's talk about its most recent track record. Gold was up 9% in 2016. It's up about 3% so far in 2017. That said, a lot of money, there are outlflows from the GLD. Why is that?

GEORGE MILLING-STANLEY: Well, the gold price went up very strongly and GLD went with it in the first half of the year, but in the fourth quarter, November, December, we saw the price come down very sharply and we saw redemptions and we saw outflows out of the ETFs. What we saw at the beginning of 2017 – it's very early days – we've seen inflows into the ETF. We've seen, as you've put it, the recovery in the gold price. So I'm kind of encouraged for 2017.

GREGG GREENBERG: Also, last year the gold miners were flying, had a great year and, far outperforming the underlying metal. So do you think that's something that's going to correct itself?

GEORGE MILLING-STANLEY: Well again, that was a phenomenon really that happened in the first half of the year. That was when the miners went up a couple hundred of hundred percent – some of them went up really dramatically. But I think partly that was recovering from having gotten beaten up as a sector for the previous decade. I think that probably ran its course last year and most people have taken profits. Now that leaves the miners still at a much higher level than they were at the beginning of the year but I don’t we’re going to see the same kind of gains in the miners that we saw in the first half of 2016.
GREGG GREENBERG: All right, thanks a lot for coming on and talking about it. Good luck with the brand new ETF.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.